SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

( Amendment No.)

DEMANDWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

24802Y105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24802Y105	Page 2 of 14 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NBVM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,763,094
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 5,763,094
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,094
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 24802Y105	Page 3 of 14 pages

1.	Names of Reporting Persons. North Bridge Venture Management V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,763,094
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 5,763,094
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,094
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24802Y105	Page 4 of 14 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). North Bridge Venture Partners V-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,867,486
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,867,486
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,867,486
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24802Y105	Page 5 of 14 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). North Bridge Venture Partners V-B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,895,608
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,895,608
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,895,608
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 24802Y105	Page 6 of 14 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward T. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 841
	6.	Shared Voting Power 5,763,094
	7.	Sole Dispositive Power 841
	8.	Shared Dispositive Power 5,763,094
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,935
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24802Y105	Page 7 of 14 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard A. D’Amore
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 5,763,094
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 5,763,094
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,763,094
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24802Y105	Page 8 of 14 pages

Item 1(a)	Name of Issuer:

Demandware, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5 Wall Street, Burlington, MA 01803

Item 2(a)	Name of Person Filing:

The reporting persons are:

NBVM GP, LLC (the “GP of the GP”)

North Bridge Venture Management V, L.P. (the “NBVM V GP”)

North Bridge Venture Partners V-A, L.P. (“V-A”)

North Bridge Venture Partners V-B, L.P. (“V-B”)

Edward T. Anderson (“Mr. Anderson”)

Richard A. D’Amore (“Mr. D’Amore”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o North Bridge Venture Partners

950 Winter Street, Suite 4600

Waltham, Massachusetts 02451

Item 2(c)	Citizenship:

GP of the GP         Delaware limited liability company

NBVM V GP         Delaware limited partnership

V-A         Delaware limited partnership

V-B         Delaware limited partnership

Mr. Anderson         U.S. citizen

Mr. D’Amore         U.S. citizen

CUSIP No. 24802Y105	Page 9 of 14 pages

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Demandware, Inc.

Item 2(e)	CUSIP Number:

24802Y105

Item 3	Description of Person Filing:

Not applicable.

CUSIP No. 24802Y105	Page 10 of 14 pages

Item 4	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2012: (i) V-A was the record holder of 3,867,486 shares of Common Stock (the “V-A Shares”) and (ii) V-B was the record holder of 1,895,608 shares of Common Stock (the “V-B Shares”, together with the V-A Shares, the “Shares”). As the general partner of V-A and V-B, NBVM V GP may be deemed to beneficially own the Shares.

As the general partner of NBVM V GP, the GP of the GP may be deemed to beneficially own the Shares.

Messrs. Anderson and D’Amore, as individual managers of the GP of the GP with shared voting and dispositive power over the Shares, may be deemed to beneficially own the Shares.

841 shares of Common Stock are held of record by family trusts for the benefit of certain of Mr. Anderson’s immediate family members. Mr. Anderson’s immediate family member is the trustee of the trusts.

(b)	Percent of Class:

GP of the GP	19.4%
NBVM V GP	19.4%
NBVP V-A	13.01%
NBVP V-B	6.4%
Mr. Anderson	19.4%
Mr. D’Amore	19.4%

The ownership percentages above are based on an aggregate of 29,717,276 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES OF COMMON STOCK
Reporting Person
	(i)	(ii)	(iii)	(iv)
GP of the GP	5,763,094	0	5,763,094	0
NBVM V GP	5,763,094	0	5,763,094	0
NBVP V-A	3,867,486	0	3,867,486	0
NBVP V-B	1,895,608	0	1,895,608	0
Mr. Anderson	841	5,763,094	841	5,763,094
Mr. D’Amore	0	5,763,094	0	5,763,094

CUSIP No. 24802Y105	Page 11 of 14 pages

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(K).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 24802Y105	Page 12 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-A, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-B, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

/s/ Edward T. Anderson
EDWARD T. ANDERSON

s/ Richard A. D’Amore
RICHARD A. D’AMORE

CUSIP No. 24802Y105	Page 13 of 14 pages

Exhibit I

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Demandware, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 14th day of February, 2013.

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE MANAGEMENT V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-A, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE VENTURE PARTNERS V-B, L.P.

By:	North Bridge Venture Management V, L.P.

By:	NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

CUSIP No. 24802Y105	Page 14 of 14 pages

/s/ Edward T. Anderson
EDWARD T. ANDERSON

s/ Richard A. D’Amore
RICHARD A. D’AMORE